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                                                     October 16, 2007




VIA EDGAR AND FACSIMILE (202) 772-9217
======================================

Mr. Sebastian Gomez Abero
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

                  Re:   Tetragenex Pharmaceuticals, Inc.
                        Registration Statement on Form SB-2
                        Filed September 12, 2007
                        File No. 333-146014
                        -------------------

Dear Mr. Cooper:

         We are counsel to Tetragenex Pharmaceuticals, Inc. (the "Company" or "our client"). On behalf of our client, we thank you for reviewing our response to the Staff's comments dated September 25, 2007, supplementaly relating to the above-captioned registration statement. On October 15, 2007, the Company filed Amendment No. 1 to the above referenced registration statement. Please note that for the Staff's convenience, we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

RISK FACTORS

     1. We note that the company plans to sell up to $5,000,000 shares of common stock at a fixed price between $1.00 and $1.50 per share. We also note that the closing price of the company's common stock on September 6, 2007 was $.45 per share. Please revise your disclosure to include a new risk factor informing investors of the disparity between the offering price range and the price of the company's common stock on the OTC Bulletin Board.

         PER OUR CONVERSATION ON OCTOBER 10, 2007, THE COMPANY IS REVISING THE PRICE RANGE AT WHICH IT IS SELLING THE COMMON STOCK TO A FIXED PRICE BETWEEN $0.50 AND $0.75. AMENDMENT NO. 1 REFLECTS THIS CHANGE. ADDITIONALLY, THE COMPANY ADDED THE FOLLOWING RISK FACTOR IN THE REGISTRATION STATEMENT. PLEASE SEE PAGE 11.




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         WE ARE SELLING 5,000,000 SHARES AT A FIXED PRICE BETWEEN $0.50 AND
         $0.75, WHICH MAXIMUM FIXED PRICE IS SUBSTANTIALLY HIGHER THAN THE CURRENT MARKET PRICE OF OUR COMMON STOCK.

         WE ARE OFFERING 5,000,000 SHARES OF COMMON STOCK ON A BEST EFFORTS BASIS, AT A FIXED PRICE BETWEEN $0.50 AND $0.75. HOWEVER, THE CURRENT MARKET PRICE OF OUR COMMON STOCK, AS QUOTED ON THE OTC BULLETIN BOARD ON OCTOBER 9, 2007, WAS $0.51, WHICH IS SUBSTANTIALLY LOWER THAN THE MAXIMUM FIXED-PRICE OF $0.75 AT WHICH WE DESIRE TO SELL THE 5,000,000 SHARES. AS A RESULT OF THE PRICE DISPARITY, WE MAY NOT BE ABLE TO SELL ALL OR ANY OF THE 5,000,000 SHARES OF COMMON STOCK, WHICH MAY SUBSTANTIALLY IMPACT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND OUR ABILITY TO CONDUCT ONE OR MORE CLINICAL TRIALS ON OUR LEAD COMPOUND, NEMIFITIDE.

         The Company intends to submit an acceleration request for the Registration Statement, tomorrow, October 17, 2007, seeking effectiveness for Friday, October 19, 2007. If there are any problems, please contact me as soon as possible. Thank you for your cooperation.



                                        Sincerely,

                                        /s/ Arthur S. Marcus, Esq.
                                        --------------------------

                                        Arthur S. Marcus, Esq.